Exhibit (a)(5)(iii)

For Immediate Release	Contacts: Dan Flaherty, +1 617.954.4256
James Aber, +1 617.954.6154

MFS INVESTMENT GRADE MUNICIPAL TRUST COMMENCES TENDER OFFER

BOSTON (August 8, 2017) – MFS Investment Grade Municipal Trust (the “Fund”) (NYSE: CXH) today commenced a cash tender offer for the Fund’s common shares. The Fund is offering to purchase up to 15 percent of the Fund’s outstanding common shares (the “Shares”) at a price per Share equal to 98 percent of the Fund’s net asset value (NAV) per Share calculated as of the close of regular trading on the New York Stock Exchange on the date the offer expires. The tender offer will expire at 5:00 P.M., Eastern Standard Time on September 6, 2017, unless extended. The pricing date will also be September 6, 2017, unless the tender offer is extended. If the number of shares tendered exceeds the maximum amount of the offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis.

The tender offer is being made on the terms and subject to the conditions set forth in the Fund’s tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) that have been filed with the Securities and Exchange Commission (the “SEC”). All of these documents contain important information about the tender offer. Shareholders of the Fund are urged to read them carefully before any decision is made with respect to the offer. Shareholders of the Fund can obtain a free copy of each of these documents at the SEC’s website at www.sec.gov or from the Fund by calling Georgeson LLC, the Fund’s information agent for the tender offer, at 1-866-391-6921. This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund and is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

About the Fund

The Fund is a closed-end investment company product advised by MFS Investment Management. Except pursuant to a Tender Offer, common shares of the Fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder reports or contact your financial adviser.

About MFS Investment Management

Established in 1924, MFS is an active, global investment manager with investment offices in Boston, Hong Kong, London, Mexico City, São Paulo, Singapore, Sydney, Tokyo and Toronto. We employ a uniquely collaborative approach to build better insights for our clients. Our investment approach has three core elements: integrated research, global collaboration and active risk management. As of July 31, 2017, MFS manages US $468.1 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

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